SCHEDULE 13D

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DuraSwitch Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

266905 20 7

(CUSIP Number)

Diane L. Kaye, Esq.
Delphi Automotive Systems Corporation
5725 Delphi Drive
Troy, Michigan 48098
(248) 813-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2000

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 266905 20 7	13D	PAGE	2 OF	6 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Delphi Automotive Systems Corporation 38-3430473

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
NUMBER OF		1,876,846*

SHARES	8	SHARED VOTING POWER
		-0-
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		1,876,846*
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		-0-
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,876,846*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14	TYPE OF REPORTING PERSON (See Instructions)

CO

• Delphi Automotive Systems Corporation has the right to purchase up to 225,000 shares of DuraSwitch Common Stock (as defined herein) upon the exercise of a warrant issued to Delphi pursuant to a Warrant Purchase Agreement dated April 20, 2000, between Delphi Automotive Systems Corporation and DuraSwitch Industries, Inc. Until the warrant is exercised, Delphi Automotive Systems Corporation does not have any right to vote (or to direct the voting of) or dispose (or direct the disposition of) any of the 225,000 shares of DuraSwitch Common Stock that may be purchased upon exercise of the warrant.

(Page 3 of 6)

SCHEDULE 13D

      This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on May 1, 2000, by Delphi Automotive Systems Corporation (“Delphi”), relating to the common stock, par value $.001 per share (the “DuraSwitch Common Stock”), of DuraSwitch Industries, Inc. (“DuraSwitch”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

      The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

      On June 19, 2000, Delphi exercised its Option to purchase 1,651,846 shares of DuraSwitch Common Stock at a purchase price per share equal to $7.00. The aggregate purchase price for such shares of DuraSwitch Common Stock was $11,562,922. The funds paid by Delphi were provided from working capital and cash on hand.

Item 4. Purpose of Transaction.

      The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

      Upon the exercise of the Option, Delphi, DuraSwitch and the Primary Shareholders entered into a Shareholders’ Agreement, dated as of June 19, 2000 (the “Shareholders’ Agreement”), that provides that all shares owned by Delphi and the Primary Shareholders will be voted in such manner, and Delphi, DuraSwitch and the Primary Shareholders will take such other action, as will be necessary to: (i) cause the bylaws of DuraSwitch to be amended to include the terms set forth in subparagraph (v) below (to the extent such bylaws are not already in effect); (ii) prevent, without the written consent of Delphi, any amendment to the articles of incorporation or bylaws of DuraSwitch, except the amendments referred to in clause (i) above or, upon Delphi’s acquisition of at least a 51% ownership interest in DuraSwitch, such amendments necessary to require a mere majority director vote for all matters and the resignation of an appropriate number of Primary Shareholder director designees and their replacement by Delphi designees; (iii) cause the board of directors of DuraSwitch to consist of six members and to cause one designee of Delphi (increased to two designees if Delphi’s ownership interest increases to 20% or greater and the board of directors increases to greater than six members) and three designees of the Primary Shareholders to be elected as directors of DuraSwitch; (iv) prevent DuraSwitch from taking any action inconsistent with the Shareholders’ Agreement or the articles of incorporation or bylaws described therein; and (v) prevent any subsidiary or affiliate of DuraSwitch from taking, without the consent of Delphi, any of the actions listed in the following sentence which, if taken by DuraSwitch, would require the prior unanimous consent of the directors of DuraSwitch. Approval of the following matters must include the unanimous affirmative vote of the directors of DuraSwitch: (i) changing the nature of DuraSwitch’s business or expanding or reducing the scope of DuraSwitch’s operations; (ii) amending the articles of incorporation or bylaws of

(Page 4 of 6)

DuraSwitch; (iii) creating debt or debt obligations exceeding a two to one ratio of debt to equity; and (iv) paying dividends or other distributions absent cumulative positive retained earnings. A copy of the Shareholders’ Agreement is included as Exhibit 1 to this Amendment No.1.

Item 5. Interest in Securities of the Issuer.

      The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

      The total of 1,876,846 shares of DuraSwitch Common Stock beneficially owned by Delphi, consisting of 1,651,846 shares held by Delphi and 225,000 shares (subject to adjustment) subject to the Warrant, represents approximately 19.9% of the shares of DuraSwitch Common Stock issued and outstanding (including shares issuable pursuant to the Warrant).

      Delphi has sole power to vote (or to direct the voting of) or dispose (or direct the disposition of) 1,651,846 shares of DuraSwitch Common Stock. Until the Warrant is exercised, Delphi does not have any right to vote (or to direct the voting of) or dispose (or direct the disposition of) the 225,000 shares of DuraSwitch Common Stock (subject to adjustment) that may be purchased upon exercise of the Warrant.

      Delphi exercised its Option to purchase 1,651,846 shares of DuraSwitch Common Stock at a purchase price per share equal to $7.00 on June 19, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

      Pursuant to the terms of the Shareholders’ Agreement, the Primary Shareholders may not transfer, assign, pledge, hypothecate or in any way alienate (collectively, “Transfer”) any shares of capital stock of DuraSwitch representing 4% or more of Duraswitch’s outstanding securities (including as outstanding for purposes of calculating said 4%, all convertible securities, stock options and other securities that are exchangeable for shares of capital stock of DuraSwitch) in any transaction or series of related transactions to any person, without first obtaining from such person a written agreement to be bound by the obligations of the Shareholders’ Agreement (a “Transferee Agreement”). DuraSwitch may cause its transfer agent to issue a certificate to a permitted transferee representing the shares so Transferred only upon receipt of a signed original copy of a Transferee Agreement. Any purported Transfer in violation of the terms of the Shareholders’ Agreement is void and ineffectual. A copy of the Shareholders’ Agreement is included as Exhibit 1 to this Amendment No.1.

(Page 5 of 6)

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
1	Shareholders' Agreement

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELPHI AUTOMOTIVE SYSTEMS CORPORATION

/s/ Diane L. Kaye Name: Diane L. Kaye Title: Secretary

Date: June 22, 2000

(Page 6 of 6)

SCHEDULE I

      Directors and Executive Officers of Delphi Automotive Systems Corporation

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Delphi. Except as indicated below, each person is a U. S. citizen, and the business address of each such person is 5725 Delphi Drive, Troy, Michigan 48098.

Board of Directors

Name and Title	Present Principal Occupation

J.T. Battenberg III	Chairman, Chief Executive Officer and President

Chairman of the Board	Delphi Automotive Systems Corporation

Oscar de Paula Bernardes Neto*	Chairman of the Board

Director	Santista Alimentos S/A and Seara Alimentos S/A

Virgis W. Colbert	Executive Vice President

Director	Miller Brewing Company

Alan S. Dawes	Executive Vice President and Chief Financial Officer

Director	Delphi Automotive Systems Corporation

Dr. Bernd Gottschalk**	President

Director	Association of the German Automobile Industry

Shoichiro Irimajiri***	Vice Chairman and Representative Director

Director	Sega Enterprises, Ltd.

Thomas G. Labrecque	Retired Chairman

Director	The Chase Manhattan Corporation

Susan A. McLaughlin	President-Consumer Services

Director	BellSouth Telecommunications, Inc.

John D. Opie	Retired Vice Chairman of the Board and Executive Officer

Director	General Electric Company

Roger S. Penske	Founder and Chairman

Director	Penske Corporation

Donald L. Runkle	Executive Vice President and President, Dynamics and Propulsion Sector

Director	Delphi Automotive Systems Corporation

Patricia C. Sueltz	Senior Vice President

Director	Sun Microsystems, Inc.

Thomas Wyman	Former Chairman, Chief Executive Officer

Lead Director	CBS, Inc.

Executive Officers Who Are Not Directors

Name	Title and Present Principal Occupation

José Maria Alapont****	Vice President and President, Delphi Europe

John P. Arle	Vice President, Mergers and Acquisitions

Volker J. Barth**	Vice President and President Delphi South America

James A. Bertrand*****	Vice President and President, Delphi Interior Systems

John G. Blahnik	Vice President and Treasurer

Kevin M. Butler	Vice President, Human Resources Management

Ray C. Campbell	Vice President, Global Purchasing

Guy C. Hachey*****	Vice President and President, Delphi Energy and Chassis Systems

Karen L. Healy	Vice President, Corporate Affairs and Facilities

David R. Heilman	Vice President and President, Delphi Packard Electric Systems

Peter H. Janak	Vice President and Chief Information Officer

Mark C. Lorenz	Vice President, Operations and Logistics

Rodney O’Neal	Executive Vice President and President, Safety, Thermal, and Electrical Architecture Sector

Ronald M. Pirtle	Vice President and President, Delphi Harrison Thermal Systems

Logan G. Robinson	Vice President and General Counsel

James A. Spencer	Vice President and President, Delphi Asia Pacific

Paul J. Tosch	Vice President and President, Delphi Saginaw Steering Systems

Mark R. Weber	Executive Vice President, Operations, Human Resources Management and Corporate Affairs

David B. Wohleen	Executive Vice President, President, Electronics & Mobile Communication Sector and President, Delphi
Delco Electronic Systems

*Citizen of Brazil
**Citizen of Germany
***Citizen of Japan
****Citizen of Spain
*****Citizen of Canada

Exhibit Index

Exhibit	Description

1	Shareholders' Agreement